Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    October    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________



VANCOUVER, BRITISH COLUMBIA, October 27, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) (the "Company" or "Pine Valley") today announced that it is decreasing production forecasts for the fiscal year ending March 31, 2005 from 660,000 tonnes to 610,000 tonnes. Pine Valley also announced that, based upon an increase in the cost estimates for certain capital projects at the Willow Creek mine and its strategic decision to accelerate certain project expenditures intended to increase production capacity and proven reserves, it anticipates that it will seek approximately $10 million in additional financing The Company also announced the amendment of the terms of its outstanding private placement warrants.

The Company currently is producing and shipping coal at a rate of 45,000 tonnes per month. Pine Valley is adjusting its forecast of coal production of 660,000 tonnes by March 31, 2005 to 610,000 tonnes due to an increase in time required to achieve a productive capacity of 110,000 tonnes per month. The longer amount of time required to reach this productive capacity has resulted primarily from factors beyond the Company's control, including permitting and other regulatory delays and adverse weather conditions at the Willow Creek coal mine, as well as the acquisition of certain critical equipment.

While the Company plans to sell all of the coal that it produces during this fiscal year, those sales may not all be completed prior to March 31, 2005.

In August 2003, the Company received a report from Merit Consultants International Inc. ("Merit Report"), an independent engineering consulting firm providing estimated capital costs of approximately $18 million for projects
under construction or expected to be constructed through 2005.   In August 2004
the Company indicated that it expected that capital project costs may exceed
previous estimates by up to approximately $3 million.   Based on the most
recent design and procurement information available, the Company management now expects that capital project costs will exceed the estimates in the Merit Report by approximately $6 million.

Primary causes of the anticipated cost increases are:
1. soil conditions requiring a substantial redesign of crusher and bridge foundations;
2. lack of suitable construction gravel on site;
3. increased cost of steel components  and;
4. the Company's decision to purchase new production equipment instead of purchasing less expensive used equipment not available within the Company's construction schedule

In addition to these anticipated cost increases, the Company has made the strategic decision to accelerate certain project expenditures in order to increase its production capacity as soon as possible. Pine Valley's capacity is limited by its reliance on temporary coal crushing and rail loading facilities and the absence of a coal wash plant at the Willow Creek mine. Completion of these facilities will enable Pine Valley to further increase capacity, and to begin production of its higher-value coking coal. The Company has advanced the installation of the train loading system, and preparation for the installation of the coal washing plant. These expenditures, which were scheduled to be made over the course of the next fiscal year, have started and are expected be completed by the fall of 2005.

In addition the Company is advancing an exploration program designed to define additional coal reserves in the wholly owned leases to the north of the Willow Creek mine site.

In light of the increased cost estimates and acceleration of various investments in the mine's productive capacity, management estimates that the Company will seek to raise approximately $10 million in additional financing to meet these needs and related working capital requirements. The Company is currently exploring various debt and equity financing alternatives. Based upon its preliminary discussions with potential financing sources, management believes that the financing that it requires will be available to the Company. However, there can be no assurance as to Pine Valley's ability to complete a financing, nor as to the timing or the terms thereof.

Pine Valley Mining also announced that it amended the terms of all of its outstanding private placement warrants, which warrants provide rights to purchase up to an aggregate of 10,415,000 common shares, to make them transferable rather than non-transferable, provided that the warrants will be transferable only by the original holder and not by a subsequent transferee holder. In addition, if the original warrant holder elects to exercise its right to transfer the warrants, then (and only then) the expiry date of the replacement warrants issued to the transferee will be set at the earlier of the original expiry date and 14 days from the date of the issuance of such new warrant certificate.



PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie                          Mark Fields
President & CEO                           Executive Vice President
(604) 682-4678                           (604) 682-4678
Vancouver, British Columbia, Canada       Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com             mfields@pinevalleycoal.com



The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



CAUTIONARY STATEMENT

This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2004.









                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    October 27, 2004                    "Graham Mackenzie"
                                      President and Chief Executive Officer